PRESS RELEASE	FEBRUARY 12, 2026

 Largo Provides Update on Status of Iron Ore Calcine Commercial Transaction and Strengthening U.S. and E.U. Ferrovanadium Markets

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today provided an update on its previously announced iron ore calcine transaction and a market update on recent developments in the global ferrovanadium ("FeV") market.

Highlights

  Iron Ore Calcine Transaction update: The purchaser has failed to make the initial payment under the terms of the US$56 million iron ore sale agreement and Largo will terminate the contract if payment is not received by February 20, 2026 and potentially pursue alternative transactions for this iron ore calcines with other interested parties. Largo believes that is has ample cash on hand to offset this potential near term set back.

  U.S. FeV prices have increased approximately 30% over the past month, materially outpacing European price movements.

  Structural supply constraints in the U.S. market persist, driven by limited conversion capacity and restricted access to certain alternative origins, in part due to U.S. tariffs and sanctions.

  Largo is well positioned to supply the U.S. market as a reliable, Western-aligned primary producer, subject to existing tariff constraints.

Update on Iron Ore Calcine Transaction

As previously disclosed in the Company's February 5, 2026 update, the initial payment under the definitive agreement announced on January 20, 2026 for the sale of up to 4.5 million tonnes of iron ore calcine material has not been received. The first payment of US$2.9 million was due by January 30, 2026, but the Company accepted a deferral of the payment until the week of February 9. The second payment of US$1.9 million is due by February 16, 2026.

Largo today notified the counterparty of this non-compliance and provided a cure period until February 20, 2026 to remedy the outstanding payment obligation. If the first payment is not received by that date, the agreement will be terminated in accordance with its terms. The Company will review all legal remedies for damages resulting from the breach of contract.

No delivery of iron ore calcine material has been made under the agreement. If necessary, the Company will evaluate alternative commercialization opportunities.

The Company will provide further updates as appropriate.

Strong Upward Momentum in FeV Prices

Largo has observed a rapid increase in published FeV prices across both the United States and European markets over the past month, with the U.S. market leading materially versus the European markets.

In the United States, FeV prices have risen from the mid-$13 per pound range to approximately the mid-$17 per pound range over the past month, representing an increase of about 30%. Over the same period, European prices have risen from approximately $23.8/kg to $25.6/kg, an increase of around 7-8%.

This divergence has widened materially in recent weeks. At current levels, a U.S. FeV price of approximately $17 per pound equates to about $37-38 per kilogram, compared with approximately $25.6 per kilogram in Western Europe, underscoring the significant premium currently observed in the U.S. market.

Structural Tightness in the U.S. Market

The U.S. FeV market remains structurally tight. Available supply of FeV 80 is limited, with conversion capacity representing a key constraint. Canadian conversion capacity is currently operating at or near capacity, limiting the market's ability to respond to rising demand.

Access to material from alternative origins remains constrained by trade measures and regulatory restrictions. Anti-dumping rulings affecting certain exporting jurisdictions, including China and South Africa, together with sanctions-related limitations on Russian-origin material historically processed through European intermediaries, have reduced supply flexibility into the U.S. market.

These combined factors have materially reduced supply elasticity in the U.S. market and contributed to the recent price acceleration.

Largo continues to be subject to a 50% tariff on direct Brazilian imports into the United States, applicable to both vanadium pentoxide and FeV. As a result, Largo has been supplying the North American market primarily through its Canadian conversion partner. Largo does not pay tariffs on vanadium converted into FeV in Canada as it enters into the U.S. under the USMCA agreement.

Given current market conditions, removal of tariff constraints would allow Largo, as a western-aligned and reliable primary producer, to directly supply FeV into the U.S. market from Brazil and help address the widening supply gap.

Mr. Francesco D'Alessio, Chief Commercial Officer of Largo, commented: "Since the beginning of the year, we have seen a clear and accelerating divergence between the North American and European FeV markets. U.S. prices have risen approximately 36-40% year-to-date, moving from $13.25/lb on January 1 to $18.0-18.5/lb currently. Over the same period, European prices have increased by about 8.4%, from $23.83/kg to $25.83/kg. The U.S. market is now trading at a premium of more than 50% to Europe, reflecting ongoing structural tightness, constrained conversion capacity, and restricted access to alternative supply."

Mr. D'Alessio continued: "Largo is ready and fully capable of helping close this growing supply gap. However, the 50% tariff imposed on Brazilian-origin material continues to restrict direct supply of both FeV 80 to U.S. steel mills and high-purity vanadium products critical for defense applications. As a result, steel producers face constrained availability, while high-purity defense customers have been forced to absorb punitive tariffs simply to secure access to Largo's material."

Largo has the capability to supply FeV converted in Brazil, as well as high-grade vanadium material, which could meaningfully contribute to meeting U.S. steel demand. As prices continue to respond to tightening fundamentals, we believe Largo is well-positioned to support the market should those constraints be addressed.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability of the Company to keep the Maracás Menchen Mine operating, the timing and amount of estimated future production and sales; the future price of commodities; Company's positioning to supply FeV to the U.S. market pending potential tariff developments; the Company's potential response to the non-payment under the iron ore sale agreement; and the Company's belief that it has sufficient cash on hand in the near term should the iron ore sale agreement be terminated.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium, ilmenite and TiO2 products can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.